AB* 3/10

SECI 08028688 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bill Few Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Perry Highway
(No. and Street)

Pittsburgh (City) PA (State) 15229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Jones 412-801-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Barbara Fitzgerald, Notary Public
Ross Twp., Allegheny County
My Commission Expires May 15, 2011
Member, Pennsylvania Association of Notaries

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2007

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Bill Few Securities, Inc.**, a wholly owned subsidiary of Bill Few Financial Group, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bill Few Securities, Inc.** at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 29, 2008

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash	$	626,277
Receivable From Related Parties		294,631
Receivable From Clearing Organization		141,405
Other Assets		3,565
Total Assets	$	1,065,878
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable and Other Liabilities	$	98,402
Payable to Related Parties		93,217
Total Liabilities		191,619
Stockholder's Equity		
Common Stock - Par Value $.10 Per Share; 1 Million Shares Authorized; 477,500 Shares Issued and Outstanding		47,750
Additional Paid-In Capital		53,296
Retained Earnings		773,213
Total Stockholder's Equity		874,259
Total Liabilities and Stockholder's Equity	$	1,065,878

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions and Fees	$ 3,963,381
Other	35,000
Interest Income	14,670
Total Revenue	4,013,051
EXPENSES	
Payouts to Related Parties	2,049,450
Clearing Charges	1,023,702
Employee Compensation and Benefits	237,580
Management Fees	153,500
Other Operating Expenses	102,969
Professional Fees	16,400
Communications	12,036
Taxes	8,647
Interest Expense	1,206
Total Expenses	3,605,490
Net Income	$ 407,561

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 47,750	$ 53,296	$ 365,652	$ 466,698
Net Income	-	-	407,561	407,561
Balance, December 31, 2007	$ 47,750	$ 53,296	$ 773,213	$ 874,259

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.

(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net Income	$	407,561
Changes In		
Receivable From Clearing Organization		(28,396)
Other Assets		(1,800)
Accounts Payable and Other Liabilities		8,207
Related Party Receivables and Payables, Net		(275,523)
Net Cash From Operating Acitivities		110,049
Net Increase in Cash		110,049
Cash - Beginning		516,228
Cash - Ending	$	626,277

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest	$	1,206

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Bill Few Securities, Inc. (the Company) is a wholly owned subsidiary of Bill Few Financial Group, Inc. (the Parent). The Company was incorporated in January 1987 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services. The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenue and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash

The Company maintains balances on deposit with financial institutions (banks) and its clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at a bank are insured by the Federal Deposit Insurance Corporation up to $100,000.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash (Continued)

The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these accounts.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its Parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

3 – DUE FROM CLEARING ORGANIZATION

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. Accounts receivable from the Company's clearing organization at December 31, 2007 consisted of the following:

Deposits With Clearing Organization	$ 100,000
Receivable From Clearing Organization	41,405
	$ 141,405

4 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its Parent, through which the Company obtains various administrative and management services. In addition, the Company provides securities brokerage services to Bill Few Associates, Inc. and Private Wealth Advisors, Inc., companies related by common ownership. The agreement with Bill Few Associates, Inc. is on a month-to-month basis. The agreement with Private Wealth Advisors, Inc. is on a year-to-year basis and called for monthly payments of $16,000 in 2007.

Under the terms of the above referenced broker-dealer services agreements, the Company is also committed to pay a fee to these related parties for securities transactions clearing through the Company. In 2007, the fee payments to these related parties under the agreements was approximately $2 million. These payments are reflected in the accompanying statement of operations under the caption "payouts to related parties."

During 2007, the Company recognized management services expense and brokerage services income with related parties as follows:

	Management Services Expense	Brokerage Services Income
Parent Company	$ 154,000	$ -
Commonly Owned Companies	-	432,000
	$ 154,000	$ 432,000

At December 31, 2007, the Company had a balance receivable from a commonly owned company amounting to approximately $295,000 and a payable to a commonly owned company amounting to approximately $93,000.

5 – PROFIT SHARING AND 401(k) SAVINGS PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of its Parent and related subsidiaries who meet the plan's eligibility requirements, as defined. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Parent may elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. No employer matching contributions were made during 2007. No employer discretionary profit sharing contribution was made to the plan during 2007.

6 – LEASING ARRANGEMENTS

The Company leases office space on a month-to-month arrangement. The monthly rent is approximately $2,400. The Company also leases certain equipment under an operating lease agreement expiring in December 2008. Rent expense under the Company's office space and equipment operating leases approximated $32,000 in 2007.

7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2007, the Company's net capital under the uniform net capital rule was approximately $574,000 which exceeded the minimum capital requirements by approximately $524,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007, was .33 to 1.

8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute (through its clearing organization) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2007were closed subsequent to December 31, 2007, with no loss to the Company.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Stockholder's Equity	$	874,259
Deductions		
Nonallowable Assets:		
Other Assets		300,707
Net Capital	$	573,552
AGGREGATE INDEBTEDNESS		
Accounts Payable and Other Liabilities	$	191,619
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$	50,000
Net Capital in Excess of Amount Required		523,552
Net Capital	$	573,552
Ratio of Aggregate Indebtedness to Net Capital		.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2007)		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	573,552
Net Capital, as Reported in the Audited Financial Statements	$	573,552

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Bill Few Securities, Inc.**, a wholly owned subsidiary of Bill Few Financial Group, Inc., (the Company) for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vany, Vany & Co. LLC

January 29, 2008

END